

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2022

Dean Huge
Chief Executive Officer
Innovation Beverage Group Ltd
29 Anvil Road
Seven Hills, NSW 2147
Australia

> **Re: Innovation Beverage Group Ltd**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **File No. 333-266965**
> **Filed September 15, 2022**

Dear Mr. Huge:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Legal Opinion, page II-5

1.   We note the disclosure on page 102 that the ordinary shares underlying the warrants are being registered under this registration statement. Please have counsel revise the Exhibit 5.1 legal opinion to:
   •   Clearly disclose that the offering includes the ordinary shares underlying the underwriter's warrants.
   •   Remove assumptions (h), (i), (j) and (l). Counsel should not assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities or assume that the registrant is not in bankruptcy.
   •   Clearly opine that the ordinary shares underlying the warrants will be, when sold,

legally (or validly) issued, fully paid and non-assessable.
- Revise the opinion to address whether the ordinary shares are non-assessable based on the meaning of that term under U.S. law.

In addition, please list Australian legal counsel's consent in the exhibit list. Although the consent is not filed as a separate document, you may list it, then refer to its location in the legal opinion filed as Exhibit 5.1. Refer to See Staff Legal Bulletin No. 19 and Item 601(b)(23) of Regulation S-K.

You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Sherry Haywood at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing